FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated November 30, 2010

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF IS SELECTED AS A COMPONENT OF BM&FBOVESPA’S CORPORATE SUSTAINABILITY INDEX FOR THE 6th SUCCESSIVE TIME

Selection is based on criteria established by the FGV’s São Paulo School of Business

For the sixth consecutive occasion, BRF Brasil Foods has been selected to be a component of BM&F São Paulo’s Corporate Sustainability Index. The indicator includes those companies that stand out in the market for their strong commitment to the sustainability of the businesses and the country.

The companies chosen to comprise the index represent 18 sectors and amount to a market capitalization of R$ 1.17 trillion – equivalent to 46.1% of the value traded on the Stock Exchange up to November 24 2010. Selection is on the basis of criteria established by the Getulio Vargas Foundation’s (FGV) São Paulo School of Business.

New portfolio

The new portfolio comprises 47 shares of 38 companies and will be valid until December 29 2011. In previous years, this period terminated in November. According to BM&FBovespa, the measure will facilitate the adjustment of ISE index linked fund portfolios and the creation of new products, since the duration of the new portfolio will now be in alignment with other stock indices.

São Paulo, November 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   November 30, 2010

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director